December 22, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention:	Kevin L. Vaughn, Staff Accountant, Division of Corporation Finance
Martin James, Senior Assistant Chief Accountant
Daniel Gordon, Branch Chief

Re:	Maxim Integrated Products, Inc.
Form 10-K for the fiscal year ended June 26, 2004
Form 10-Q for the first fiscal quarter ended September 25, 2004
Form 8-K dated November 1, 2004

File No. 0-16538

Dear Sirs:

          Maxim Integrated Products, Inc. (the “Company”) is responding via EDGAR to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated November 30, 2004 in connection with its Form 10-K for the fiscal year ended June 26, 2004, its Form 10-Q for the first fiscal quarter ended September 25, 2004 and its Form 8-K dated November 1, 2004.  In addition, the Company is filing herewith via EDGAR a supplement to its disclosures in the Form 10-K, Form 10-Q and Form 8-K, as well as proposed disclosures for future filings as requested by the Staff.

          For ease of reference by the Staff in reviewing the Company’s responses to each of the comments and as requested by the Staff, each comment is referred to separately by the number set forth in the letter from the Staff dated November 30, 2004.

Form 10-K for the fiscal year ended June 26, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting

Revenue Recognition and Accounts Receivable Allowances –  Page 19

COMMENT 1:

In a supplemental response tell us what “non-warranty product return privileges” these distributors have. In addition, tell us how you have accounted for these product return privileges. Revise future filings as appropriate based on our comment.

Securities and Exchange Commission
December 22, 2004

RESPONSE:

The Company’s agreements with its United States (“US”) distributors provide for non-warranty product return privileges of their standard product purchases which allow these distributors to rotate a small portion based on their previous 90 days of purchases.  This stock rotation is separate from and not a part of the Company’s product warranty program. Revenue and the related cost of goods sold on all shipments to US distributors are deferred until the product is sold by the distributor.  Accordingly, non-warranty product returns by US distributors do not impact the Company’s income statement as revenue has not been recognized on the returned products.

As of and for the year ended June 26, 2004 and as of and for the first quarter ended September 25, 2004, none of the Company’s existing international distributors had non-warranty product return privileges.  Revenue on all shipments to international distributors is recognized upon shipment to the distributor, with appropriate provision of reserves for returns and allowances.  Returns and allowances are estimated based on historical returns rates applied against current period gross revenues. Specific customer returns and allowances are considered in this estimate.

The Company’s proposed disclosure for its future filings is as follows:

Revenue Recognition and Accounts Receivable Allowances:

         The Company recognizes revenue for sales to direct customers and sales to international distributors upon shipment, provided that persuasive evidence of a sales arrangement exists, the price is fixed and determinable, title has transferred to the customer, collectibility of the resulting receivable is reasonably assured, there are no customer acceptance requirements and the Company does not have any significant post-shipment obligations. The Company estimates returns for sales to direct customers and international distributors based on historical returns rates applied against current period gross revenues. Specific customer returns and allowances are considered in this estimate.

          Sales to US distributors are made pursuant to agreements allowing the possibility of certain sales price rebates and for non-warranty product return privileges. The non-warranty product return privileges include allowing US distributors to rotate a small portion based on their previous 90 days of purchases.  Given the uncertainties associated with the levels of non-warranty product returns and sales price rebates that could be issued to US distributors, the Company defers recognition of such revenue and related cost of goods sold until the product is sold by the US distributors to their end customers. Accounts receivable from direct customers, domestic distributors and international distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment at which point the Company has a legally enforceable right to collection under normal terms. In addition, the Company estimates returns for sales to domestic distributors based on historical return rates applied against current period gross revenues.

Securities and Exchange Commission
December 22, 2004

          The Company makes estimates of potential future returns and sales allowances related to current period product revenue.  Management analyzes historical returns, changes in customer demand, and acceptance of products when evaluating the adequacy of returns and sales allowances.  Estimates made by the Company may differ from actual returns and sales allowances.  These differences may materially impact reported revenue and amounts ultimately collected on accounts receivable. In addition, the Company monitors collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.  To date, the Company has not experienced material write-offs of accounts receivable due to uncollectibility.

Results of Operations –  Page 21

COMMENT 2:

Please revise your discussion of revenue changes in future filings to discuss and quantify the effects of changes in prices and volume as well as the introduction of new products on your revenues for the period, in accordance with Item 303(3)(iii) of Regulation S-K. You should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist.

RESPONSE:

The Company will expand its disclosure in future filings, including but not limited to the disclosure in its Form 10-Q for the second fiscal quarter ended December 25, 2004, to address and quantify the effects of changes in prices and volume as well as to provide more details, to the extent known to the Company, of the reasons for the changes and the anticipated impact on future operations, if any, and any trends.  It would be extremely difficult for the Company to quantify the impact of new product sales on changes to current revenue and difficult to define the meaning of a new product sale given the nature of the Company’s business.  The Company estimates that new products typically take 3 years to generate significant revenues after introduction.  Furthermore, the Company believes the impact of new product sales has not resulted in any significant changes to revenue in recent, prior periods.  Therefore, in future filings the Company will not refer to new product sales in its discussion regarding the change in revenue quarter over quarter unless such sales are material in the period.

Securities and Exchange Commission
December 22, 2004

COMMENT 3:

When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. We noted instances where it appears that the amounts of multiple factors should be reasonably quantifiable. For example, under Research and Development, please quantify the increases in costs from hiring additional engineers and from supporting new product development efforts. Please apply this general guidance throughout Management’s Discussion and analysis in your future filings.

RESPONSE:

The Company will expand its disclosure in future filings, including but not limited to the disclosure in its Form 10-Q for the second fiscal quarter ended December 25, 2004, to quantify the amount individual factors identified have on financial statement line items to the extent practicable.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable Allowances – Page 37

COMMENT 4:	In a supplemental response respond to the following, and revise future filings to address our comments as appropriate:

a)

Provide more details to distinguish more clearly your revenue recognition policy. It appears that you defer revenue on your domestic distributor sales due to the inherent difficulties in estimating returns. What sales do you make estimates on returns for? Are these for direct sales to customers?

b)

What is your policy for the international distributors that do have price rebate or product return privileges? Do you defer revenue on those sales until the distributors sell the product to the end customer? If not, why is your policy for these different than your policy for domestic distributors?

RESPONSE:	a) The Company recognizes revenue for sales to direct customers and sales to international distributors when the following criteria have been met:
		•	shipment has occurred,
		•	persuasive evidence of a sales arrangement exists,
		•	the price is fixed and determinable,
		•	title has transferred to the customer,

Securities and Exchange Commission
December 22, 2004

•	collectibility of the resulting receivable is reasonably assured,
•	there are no customer acceptance requirements, and
•	the Company does not have any significant post-shipment obligations.

The foregoing criteria are in compliance with SAB 101 and SAB 104.

Sales to US distributors are made pursuant to agreements allowing the possibility of certain sales price rebates and for limited non-warranty product return privileges that allow these distributors to rotate a small portion based on their previous 90 days of purchases. Given the uncertainties associated with the levels of such non-warranty returns and sales price rebates that could be issued to US distributors, the Company defers recognition of such revenue and related cost of goods sold until the product is sold by the US distributors to their end customers. Deferral of such revenue until sell through of the product by the US distributor is a common and standard accounting practice used in the semiconductor industry.

The Company estimates returns for sales to direct customers and international distributors, as well as for sales to domestic distributors,  based on historical return rates applied against current period gross revenues. Specific customer returns and allowances are considered in this estimate.

The Company’s proposed disclosure for its future filings is presented in the response to Comment #1 above.

b)  None of the Company’s international distributors have contractual sales price rebates or non-warranty product return privileges.  Accordingly, the Company recognizes revenue upon shipment to international distributors because all criteria contained in SAB 101 and SAB 104 are met as further discussed in Response 4.a) above.  As further discussed in the Company’s Response 1.) above, returns and allowances are estimated for international distributors based on historical return rates applied against current period gross revenues. Specific customer returns and allowances are considered in this estimate.

Securities and Exchange Commission
December 22, 2004

Stock-Based Compensation – Page 38

COMMENT 5:

In a supplemental response tell us why the stock price volatilities for the stock option plans and the employee stock participation plan are the same given the fact that the expected option holding periods are significantly different. For reference see paragraphs 284 and 285 of Appendix B in SFAS 123.

RESPONSE:

The Company estimates expected stock price volatility based on actual volatility observed in the historical record, and also on reported volatility data for the Company stock and traded options for which Company stock is the underlying asset.

The Company maintains a historical price database of daily closing price observations dating from the Feb. 29, 1988 initial public offering to present.  As required by SFAS 123 paragraph 284, the Company has analyzed this historical record to compute annualized volatility.  Based on these computations, the Company has determined that historical volatility varies widely depending upon which range of price observations is used to make the computation.  Accordingly, as required by SFAS 123 paragraph 251, the Company has used publicly available information in the form of implied volatility reported for traded options to settle the question of which of the myriad calculations of historical volatility is best representative of expected future volatility.  The Company believes this is consistent with the meaning and intent of the accounting standard, as the direction of SFAS 123 paragraph 274 states “In estimating the expected volatility of…the underlying stock, the objective is to approximate the expectations that likely would be reflected in a current market or negotiated exchange price for the option.”  There is a well-developed and liquid market for trading options on the Company’s stock for which calculations of volatility are readily available.  Although there are differences between employee stock options and traded options, the volatility of the underlying stock should be the same because volatility is a characteristic of the underlying stock rather than the option.

Analysis of the implied volatilities reflected in the market prices for traded options indicates that the market is using a volatility of 42% to value options based on Company stock.  Turning to the historical record of price observations, the Company validated 42% as a reasonable volatility metric by computing a weighted average of historical volatilities for recent years with the most recent data receiving higher relative weight in the calculation of the average.

Securities and Exchange Commission
December 22, 2004

After determining that 42% is the appropriate measure of volatility to use in general, the Company applied this data to estimate future volatility.  42% is used as the expected volatility for the input to the Black-Scholes option pricing model for shares under option in both the stock option plan and the employee stock participation plan even though the expected holding periods are different because the estimates of future volatility are based on management’s expectation that the trading characteristics of Company stock will be substantially unchanged going forward and are not expected to vary significantly with the passage of time. To support using a different volatility measure based on different expected holding periods, the Company would need to support an expectation that the volatility of the Company’s stock will change in the future from volatility that is now measured and reported.

The Company examined the historical record of volatility referenced above and determined that no meaningful trend could be identified and extrapolated into future periods.  The Company did observe that volatility varied widely, and seemed to peak during times of robust market activity.  The Company observed further that the highest historical volatility documented in its historical trading record tended to fall within the 1999-2000 time period generally known as the stock market “bubble”.  Because the Company has no ability to predict general stock market conditions in future periods, the Company did not make an attempt to predict how future market conditions will impact the trading characteristics of the Company’s stock in such future periods.

In conducting this analysis, the Company considered the following factors:
•	whether the business model for the Company was expected to change,
•	whether a change can be reasonably expected to cause a shift in volatility, and
•	whether this expectation falls within the meaning of “Publicly available information” as contemplated by SFAS 123 paragraph 251.

The Company concluded that its business model is not expected to significantly change from the model employed currently.  The Company has disclosed this information and its long-range plan publicly.  Therefore, the Company concluded that it does not have a basis for expecting the future trading characteristics of Company stock, including future measures of volatility, to vary from the present measure.  Accordingly, the Company believes it is proper to use 42% as the estimate of volatility for purposes of valuing both stock options and employee stock participation shares.

Securities and Exchange Commission
December 22, 2004

Product Warranty – Page 39

COMMENT 6:

We note that you offer certain customers with additional guarantees beyond your customary warranty, including a guarantee that you will reimburse for certain direct additional production costs or lost revenues. It appears however that you consider this in your overall warranty accrual. Tell us how you have accounted for these guarantees and how your accounting complies with FIN 45 (including paragraph 9(b)). You state that the accrual for these is not material, however, it is unclear on what factors you have based your estimate of these additional liabilities. Tell us why you believe that the impact of these is not material, and also what your basis is for estimating the expected future costs of these guarantees. Revise future filings as appropriate to address our comments and also to fully comply with the disclosure requirements of paragraph 13 of FIN 45.

RESPONSE:

The Company enters into contracts with certain customers whereby the Company commits to supply quantities of specified parts at a predetermined scheduled delivery date (“Firm Supply Agreements”).  In the event the Company is unable to supply these customers with the specific part at the quantity and product quality desired on the scheduled delivery date, the Company may incur significant liability beyond the cost of replacing the product, including but not limited to direct additional production costs or lost revenues.  The Company has such Firm Supply Agreements with a limited number of customers; this enables the Company to become aware of potential obligations as they arise. To date, the Company has not incurred any obligations relating to Firm Supply Agreements and  believes the likelihood of incurring any material future costs to be remote. Accordingly, the Company has not accrued any liability for Firm Supply Agreements.

Note 4 – Financial Instruments – Page 41

COMMENT 7:

We see where you have $929.0 million of available for sale securities that are due beyond one year. Supplementally tell us why you have classified these investments as short-term on your consolidated balance sheet. Support your position with reference to appropriate accounting literature.

Securities and Exchange Commission
December 22, 2004

RESPONSE:

As of the end of fiscal year 2004, the Company held $929.0 million of securities invested in U.S. Treasury or Federal Agency debt securities, all of which was classified as short-term investment on the Company’s consolidated balance sheet. The Company’s policy is to consider all cash equivalents and investments in U.S. Treasury or Federal Agency debt securities as available-for-sale. According to SFAS 115, available-for-sale securities could be classified as either current or non-current, as appropriate, under provisions of ARB No. 43. ARB No. 43 defines current assets as assets used to designate cash or other assets or resources commonly used as those, which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.  This includes marketable securities representing the investment of cash available for current operations. The Company’s investments in U.S. Treasury or Federal Agency debt securities are expected to be realized in cash or sold during our normal operating cycle of business and these investments are used for current operations. During fiscal year 2004, $332 million of securities were sold before maturity to generate cash for current operations. At the time of sale, these securities had remaining terms that ranged from 5 to 35 months.  When a security is sold to meet operating cash needs, the Company bases its selection of which issue to sell exclusively on the difference between market value and amortized cost and gives little consideration to the maturity date of the security.  Thus, all investments are viewed and managed as a potential source of operating cash regardless of maturity date.  Therefore, the Company believes that it is proper to classify these available-for-sale securities as short-term investments.

Note 11 – Income Taxes – Page 46

COMMENT 8:

We note where you have recorded a valuation allowance of $109.0 million. You state that this relates to tax benefits on gains realized from the exercise of stock options that, when realized, will be recorded as a credit to additional paid-in capital. However, it does not appear that you have recorded any deferred tax asset relating to this gain, resulting in a valuation allowance that reduces the net deferred asset for an item that is not otherwise reflected in the gross deferred tax assets. Provide us with supplemental information regarding your accounting for these items including a discussion of why you feel your accounting treatment is appropriate.

Securities and Exchange Commission
December 22, 2004

RESPONSE:

A gross deferred tax asset (“DTA”) of $109 million was recorded for tax benefits generated from the exercise of stock options.  This DTA is reported in the table that details the components of the deferred tax assets and liabilities contained in Note 11 on page 46 as two items, net operating loss carryovers ($8 million) and tax credit carryovers ($101 million).  It is these two assets to which the valuation allowance of $109 million relates.  These DTAs relate to tax attributes that have not been realized for Federal/State income tax purposes and thus are being carried forward for Federal/State income tax purposes.

In accordance with SFAS 109 and APB 25, the Company has computed its income tax provision and accounted for the impact of tax benefits of stock options on a with-and-without basis.  The Company has generated significant amounts of stock option tax deductions in fiscal 2004 and prior years, the benefit of which have exceeded the limitations on realization contained in the various U.S. federal and state income tax statutes.   These excess benefits have been recorded as the gross DTAs detailed above.

The Company has concluded that the incremental U.S. DTAs attributable to stock option deductions are not realizable under the “more likely than not” standard required under SFAS 109.  The Company has recognized U.S. pre-tax book income in the current and prior years, but has in place an equity compensation program that is anticipated to generate a significant amount of future tax benefits that have been considered in the projection of future U.S. taxable income and tax liabilities.  Accordingly, the Company established a valuation allowance associated with the tax attributes generated by these stock option benefits, and has disclosed that such tax benefits will be credited to additional paid in capital if and when such DTAs are realizable or are otherwise utilized on a current basis.

Note 13 – Merger and Special Charges – Page 48

COMMENT 9:

We see where you reclassified approximately $6.0 million of merger and special accruals to other accruals. Supplementally tell us whether these accruals relate to specific obligations that remain to be settled. If so, when do you expect to resolve these outstanding obligations? Why have these obligations taken such an extended period of time to resolve?

RESPONSE:

Of the total $6.0 million merger and special charges which were reclassified, $4.5 million relates to potential claims related to the cancellation of purchase orders and the termination of one of the Company’s international distributors.  These claims are currently being litigated.  Given the nature of the claims and the fact that these claims are being litigated within the court system, the extended period of time it has and will take to resolve it is not unreasonable.  Currently, the Company does not have an expected resolution date for these claims and therefore is unable to estimate when such matters will be resolved in the future.

Securities and Exchange Commission
December 22, 2004

The remaining $1.5 million of merger and special charges that were reclassified are related to change-in-control payments under previously existing employment contracts and other non-employee director arrangements that will be paid out in future periods.  These change-in-control payments will be made in accordance with the terms of the applicable employment agreements.  The Company expects these obligations to remain in its consolidated balance sheet for the foreseeable future due to the timing of the related payments.

Schedule II – Valuation and Qualifying Accounts – Page 51

COMMENT 10:	Tell us why you have not included sales return allowances in your Schedule II. Revise future filings as appropriate based on our comment.

RESPONSE:

The Company understands that it should list Schedules prescribed by Regulation SX Rule 12, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules and identify each class of valuation and qualifying accounts and reserves by descriptive title. Regulation SX Rule 4 also prescribes that if the amount which could otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The balance in the Company’s sales return allowances is $2.3 million and $3.9 million for the years ended June 26, 2004 and June 28, 2003, respectively.  The Company believes that its sales return allowances are not material based on its consolidated financial statements for fiscal year 2004, and as such, the Company did not separately include this in Schedule II.  In the event sales return allowances becomes material based upon the Company’s consolidated financial statements, then the Company will include its sales return allowances in Schedule II in future filings.

Form 8-K dated November 1, 2004

COMMENT 11:	Please revise future filings to comply with the requirements of Regulation G, including consideration of the following:
	a)	Provide a reconciliation of “free cash flow per share” to the most directly comparable measure calculated in accordance with GAAP.

Securities and Exchange Commission
December 22, 2004

b)

Disclose why you believe the measure of free cash flow per share provides useful information to investors regarding your financial condition and results of operations. Simply stating that analysts and investors view it as one of the best indicators of value is not adequate.

RESPONSE:

In the event FASB’s Exposure Draft, Share-Based Payment, is adopted and implemented, then the value of employee stock options (“ESOs”) will be reflected as a non-cash expense in the income statement.  However, the guidance in determining the fair value of an ESO is vague and highly subjective.  When using either the Black-Scholes or binomial valuation models to determine the fair value of ESOs, minor changes in assumptions generally lead to large variations in reported earnings. Accordingly, the Company is concerned that its stockholders will not properly evaluate and understand the Company’s performance for the applicable period unless presented with an alternative measure that is objective and informative.  Free cash flow is an objective measure that the Company seeks to present, and it is informative as to the Company’s performance especially when measured over time and is useful in allowing comparisons with prior periods.  Free cash flow is defined as cash from operating activities less additions to property, plant and equipment as reported in the statements of cash flows.  The Company believes that disclosure of other objective metrics, such as free cash flow, that are well understood by stockholders and financial analysts is better than less disclosure when reporting results for a completed period.

The Company will revise and expand its disclosure in future filings to comply with the requirements of Regulation G.  Specifically, the Company’s proposed disclosure for its future filings, applying the information provided in its Form 8-K dated November 1, 2004 is as follows:

Securities and Exchange Commission
December 22, 2004

          Our free cash flow was $142 million, or $0.41 per diluted share, for the first fiscal quarter ended September 25, 2004, as compared to $132 million, or $0.38 per diluted share for the first fiscal quarter ended September 27, 2003.  Free cash flow is defined as cash from operating activities less additions to property, plant and equipment as reported in our statements of cash flows.  The following reconciles free cash flow to net income, and it depicts our free cash flow for the first quarterly period ended September 25, 2004 and September 27, 2003, respectively, as well as for our fiscal year ended 2000, 2001, 2002, 2003 and 2004, respectively.

MAXIM INTEGRATED PRODUCTS, INC.
RECONCILIATION OF FREE CASH FLOW TO NET INCOME
(in millions – except per share data)

	FY2000	FY2001	FY2002	FY2003	FY2004	For the three months ended September 27, 2003	For the three months ended September 25, 2004

Net income, as reported	$373	$335	$259	$310	$420	$87	$145
Add back:
Adjustments to reconcile net income to net cash provided by operating activities	293	475	145	272	275	68	63
Cash from operating activities as presented in the statements of cash flow	666	810	404	582	695	155	208
Deduct:
Capital expenditures	(292)	(337)	(90)	(84)	(232)	(23)	(66)

Free Cash Flow	374	473	314	498	463	132	142
Fully diluted shares, as reported	360	362	356	341	351	347	345
Free cash flow per fully diluted share	$1.04	$1.31	$0.88	$1.46	$1.32	$0.38	$0.41
Fully diluted earnings per share, as reported	$1.04	$0.93	$0.73	$0.91	$1.20	$0.25	$0.42

          Free cash flow is not a term defined by GAAP, and as a result, our measure of free cash flow might not be comparable to similarly titled measures used by other companies.  Free cash flow should be used in addition to the results prepared in accordance with GAAP, and it is not a substitute for or superior to the GAAP results.

          Free cash flow is used by management to evaluate, assess and benchmark our operating results.  We believe that free cash flow is relevant and useful information especially when measured over time, and is often widely used by analysts, investors and other interested parties in the semiconductor industry. Accordingly, we are disclosing this information to permit a comprehensive and objective analysis of our operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future share repurchases, dividend payments and working capital requirements.

          In response to the Staff’s specific request, the Company also acknowledges the following:

Securities and Exchange Commission
December 22, 2004

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          We trust that you will find the foregoing responsive to the several comments of the Staff.  Please direct any questions or comments regarding this filing to the undersigned at (408) 470-5606 or to Carl Jasper, the Company’s Chief Financial Officer, at (408) 331- 4192 .

Very truly yours,

/s/ MARK CASPER

Mark Casper, Associate General Counsel

cc

John F. Gifford, President, Chief Executive Officer and
Chairman
Carl Jasper, Chief Financial Officer
Chares Rigg, Vice President and General Counsel
Members of the Audit Committee of the Board of Directors
Lisa Portnoy, Ernst & Young LLP
Larry Sonsini, Esq.
Matthew Sonsini, Esq.